Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-133353 May 12, 2006

STRATEGIC HOTELS & RESORTS, INC.

SERIES C CUMULATIVE REDEEMABLE PREFERRED STOCK

Final Term Sheet

Issuer: Strategic Hotels & Resorts, Inc.

Security: 8.25% Series C Cumulative Redeemable Preferred Stock

CUSIP: 86272T 50 2

Size:	5,000,000 shares Over-allotment option: 750,000 shares

Type of security: SEC Registered—Registration Statement No. (333-133353); preliminary prospectus supplement dated May 11, 2006

Public offering price: $25.00 per share; $125,000,000

Underwriting discounts and commissions: $0.7875 per share; $3,937,500 total ($4,528,125 if over-allotment option is exercised in full)

Proceeds to the Company, before expenses: $24.2125 per share; $121,062,500 total ($139,221,875 if over-allotment option is exercised in full)

Expected net proceeds after deducting underwriting discounts and commissions and estimated transaction expenses payable by the Company: $120,312,500 ($138,471,875 if over-allotment option is exercised in full). Company’s expenses, excluding underwriting discounts and commissions, will be approximately $750,000.

Sole Bookrunner:	Wachovia Capital Markets, LLC	2,000,000 shares

Joint Lead Manager:	Deutsche Bank Securities Inc. Raymond James & Associates, Inc.	1,250,000 shares 1,000,000 shares

Co-Manager:	A.G. Edwards & Sons, Inc.	375,000 shares
	Citigroup Global Markets, Inc.	375,000 shares

Dividend rate: 8.25% of the liquidation preference per annum; $2.0625 per annum per share, cumulative from, but excluding, May 17, 2006 (subject to the dividend rate step-up to 9.25% as described in the prospectus supplement)

Redemption: On or after May 17, 2011 (subject to the special optional redemption right described in the prospectus supplement)

Settlement and delivery date: May 17, 2006

Selling concession: Not to exceed $0.50 per share

Reallowance to other dealers: Not to exceed $0.45 per share

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement dated May 11, 2006) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-326-5897 or you may e-mail a request to syndicate.ops@wachovia.com.